Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

(FORMERLY KNOWN AS MOGULREIT II, INC.)

SUPPLEMENT NO. 11 DATED NOVEMBER 8, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2020

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (formerly known as MogulREIT II, Inc.) (“we,” “our,” “us” or the “Company”), dated December 23, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Terrace Hill – El Paso, Texas

As previously disclosed, on May 31, 2019, we acquired a $3,385,320 joint venture limited partnership equity investment (the “Equity Investment”) in connection with the acquisition and renovation of a Class B 310-unit multifamily apartment complex in El Paso, Texas (the “Property”). The sponsor of this transaction is our manager, RM Adviser, LLC (“Manager” or “RM Adviser”).

In connection with the Equity Investment, the special purposed entity that issued equity to us paid the following fees, which fees were paid by the particular special purpose entity and not by us: (i) a 2.42% buyer’s broker fee was paid to Realty Mogul Commercial Capital, Co. (a licensed real estate sales broker affiliated and under common control with RM Adviser) (“RMCC”); (ii) an annualized .50% of Effective Gross Income (as defined below) asset management fee paid monthly to RM Adviser for asset management services related to the Property; and (iii) upon the sale of the Property, a 1.0% seller’s broker fee paid to RMCC. The term “Effective Gross Income” means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period. Additionally, Jilliene Helman, CEO of RM Adviser, provided a partial personal guarantee of the loan that was secured by the Property, and in return received a loan guarantee fee of 50 basis points of the principal amount of the loan.

In addition, pursuant to the terms of the operating agreement of the special purpose entity, as amended, RM Adviser is entitled to a promoted interest in amounts equal to 25% and 50% of the special purpose entity’s distributable cash in certain circumstances. We are not entitled to such promoted interest.

On November 1, 2021, the Property was sold. As a result of the business plan for the renovation of the Property, since the Property’s acquisition, 219 of the 310 units had been renovated, and renovation costs remained under budget. Of those 219 units, all were leased and achieved an average premium rent rate of $134/month over prior rent rates and within 4% of projected rent rates. The exterior capex work was completed, including HVAC conversion to refrigerated air, new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing of an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit. Since the Property’s acquisition, the Property’s average rent rate increased from $668/month at acquisition to $820/month upon the sale of the Property, representing a 23% increase in rent rate.

The Property was originally acquired for $18,700,000, or $60,323 per unit, and was sold for $27,325,000, or $88,145 per unit. The initial underwriting projected a property-level internal rate of return (“IRR”) of 17.4%, a 2.04x equity multiple and 8.05% average cash-on-cash return throughout a 5-year hold period. Based on the Property’s sale price, we believe the Equity Investment will achieve approximately a 21.8% property-level IRR, a 1.58x equity multiple and 6% average cash-on-cash return. There can be no assurance that such returns can or will be achieved.

In connection with the sale of the Property, the seller’s broker fee was paid to RMCC in the amount of $273,250, and the promoted interest was paid to RM Adviser in the amount of $768,994.